CM 3/17

3/17

RECEIVED MAR - 1 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

05038600

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Register & Akers Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Jones **(404) 364-2129**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 18 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Lauren Jones**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Register & Akers Investments, Inc., as

of **December 31**, **2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lauren B Jones
Signature

CFO
Title

Jane H. Manus
Notary Public

JANE H. MANUS
MY COMMISSION EXPIRES
JAN 10 2006
DEKALB COUNTY, GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

REGISTER & AKERS INVESTMENTS, INC.
Financial Statements
For the Years Ended
December 31, 2004 and 2003
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Register & Akers Investments, Inc.:

We have audited the accompanying statements of financial condition of Register & Akers Investments, Inc., as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register & Akers Investments, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 22, 2005
Atlanta, Georgia

REGISTER & AKERS INVESTMENTS, INC.
BALANCE SHEET
DECEMBER 31, 2004 and 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 64,227	$ 14,727
Securities owned-common stocks	239,989	226,569
Receivable from clearing broker-dealer	649,964	295,005
Accounts receivable-other	9,416	8,051
Furniture and office equipment, at cost, less accumulated depreciation of $166,182 and $140,182	89,292	105,746
Deposit with clearing broker	25,376	25,160
Refundable income taxes (Note D)	-	47,378
Due from partnership (Note G)	42,953	46,318
Other assets	18,667	18,667
Total assets	$ 1,139,884	$ 787,621

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 46,704	$ 15,690
Commissions payable (Note J)	517,679	120,255
Retirement plan contribution	25,000	26,000
Capital lease obligation (Note B)	23,748	31,061
Deferred rent (Note B)	121,495	132,496
Total liabilities	734,626	325,502
STOCKHOLDERS' EQUITY (Notes C & I)		
8% Series A Preferred Stock, $500 par value, 1,050 shares authorized, 1,030 and 1,050 issued and outstanding	515,000	525,000
Common stock, $1 par value, 20,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	84,726	84,726
Retained earnings	(195,468)	(148,607)
Total stockholders' equity	405,258	462,119
Total liabilities and stockholders' equity	$ 1,139,884	$ 787,621

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$ 2,498,435	$ 2,400,019
Commissions - branch office (Note J)	2,725,406	-
Investment advisory services	384,645	274,607
Gains from investments	39,380	69,902
	5,647,866	2,744,528
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,629,581	1,446,735
Clearing costs	573,387	347,137
Commissions and other costs - branch office	2,438,020	-
Communications	73,553	68,757
Occupancy	271,844	238,706
Litigation and settlement costs	-	645,553
Other operating expenses	708,342	494,516
	5,694,727	3,241,404
INCOME (LOSS) BEFORE INCOME TAXES	(46,861)	(496,876)
INCOME TAXES (BENEFITS) (Note D)	-	(55,000)
NET INCOME (LOSS)	$ (46,861)	$ (441,876)

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2002	$	$ 1,000	$ 37,170	$ 293,269	$ 331,439
Sale of preferred stock	525,000				525,000
Capital contributions:					
Stock of related company			30,000		30,000
Cash			17,556		17,556
Net Loss				(441,876)	(441,876)
Balance, December 31, 2003	525,000	1,000	84,726	(148,607)	462,119
Redemption of preferred stock	(10,000)				(10,000)
Net Loss				(46,861)	(46,861)
Balance, December 31, 2004	$515,000	$ 1,000	$ 84,726	$(195,468)	$ 405,258

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (46,861)	$ (441,876)
Noncash items included in net income:		
Depreciation	26,000	21,600
Deferred income taxes	-	(8,000)
Increase in accounts receivable	(365,616)	(94,915)
(Decrease) increase in due from partnership	3,365	(3,362)
(Decrease) increase in due to broker-dealer	9,076	(9,076)
Increase (decrease) refundable income taxes	47,378	(35,967)
Decrease in other assets	-	6,426
Increase (decrease) in payables and accrued expenses	428,438	(7,269)
Increase (decrease) in deferred rent	(11,001)	52,069
Decrease in income taxes payable	-	(9,000)
Increase (decrease) in accrued retirement plan contributions	(1,000)	26,000
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	89,779	(503,370)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in securities owned, net	(13,420)	(81,777)
Purchase of property and equipment	(9,546)	(13,491)
NET CASH USED BY INVESTING ACTIVITIES	(22,966)	(95,268)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:		
Sale of preferred stock	-	525,000
Redemption of preferred stock	(10,000)	-
Repayment of capital lease obligations	(7,313)	(6,931)
Capital contributions	-	47,556
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(17,313)	565,625
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,500	(33,013)
CASH AND CASH EQUIVALENTS:		
Beginning of year	14,727	47,740
End of year	$ 64,227	$ 14,727

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2004 and 2003

	2004	2003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Income taxes paid	$ -	$ 9,500
Income tax refunds	$ 27,481	$ -
In-kind capital contributions received	$ -	$ 30,000

The accompanying notes are an integral part of these financial statements.

REGISTER & AKERS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the National Association of Security Dealers and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned-Common Stocks: Investments in common stocks-marketable are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to its loss carryforward and the use of the cash basis accounting for income tax purposes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under operating leases is approximately the following:

2005	$ 235,000
2006	240,000
2007	245,000
2008	250,000
2009	256,000
Thereafter	22,000
	$ 1,248,000

Rent expense for the years ended December 31, 2004 and 2003 was approximately $247,000 and $257,000, respectively. The Company had approximately $8,000 and $18,000 of rental income in 2004 and 2003, respectively, from sub-lease of office premises.

During 2002, the Company entered into a new office premises lease which contained a period of free rent. The deferred rent liability arose from allocation of the rent payments due in subsequent years to the free rent period.

Capitalized leases: The Company leases telephone equipment under a capitalized lease. Amortization expense for capitalized property was approximately $8,000 for 2004 and 2003. The net book value of the leased equipment was approximately $23,000 and $31,000 at December 31, 2004 and 2003, respectively.

The following is a schedule by years of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2004:

Year ending December 31:	
2005	$ 9,000
2006	9,000
2007	8,000
Total minimum lease payments	26,000
Less amount representing interest	(2,252)
Present value of net minimum lease payments	$ 23,748

NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $194,444 which was $94,444 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 3.8 to 1.0.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

	2004	2003
Current income tax expense (benefit)	$ -	$ (47,000)
Deferred income taxes (benefit)	-	(8,000)
Income tax expense (benefit)	$ -	$ (55,000)

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2004 relate primarily to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

	2004	2003
Deferred tax assets:		
Net operating losses	$ 73,000	$ 38,000
Deferred tax valuation allowance	(73,000)	(38,,000)
Net deferred tax asset	$ -	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2004 and 2003, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2023.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $286,000 that begins to expire in 2023.

REGISTER & AKERS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2004. During 2003, litigation with a customer was settled for $550,000, paid by the Company, plus a note payable by the stockholders for $250,000, which is not a liability of the Company.

NOTE G – RELATED PARTIES

An affiliate of the Company owns 50% of a partnership which pays management fees to the Company and a percent of profits based on the performance of two investment funds. During 2004 and 2003, the Company's income from this arrangement was approximately $164,000 and $142,000, respectively.

NOTE H – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2004 and 2003 were $25,000 and $26,000, respectively.

NOTE I – SERIES A PREFERRED STOCK

The holders of the Series A preferred stock are also the holders of the common stock. The Series A preferred stockholders are to receive, when declared by the Board of Directors, cumulative cash dividends at the rate of 8% per annum, commencing on December 15, 2006. The preferred stock may be redeemed by the Company at any time. Each share of preferred stock is entitled to one general right to vote for all purposes, equivalent to voting rights of common stock.

REGISTER & AKERS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE J - REVENUES - BRANCH OFFICE

In June 2004, the Company entered into an agreement to provide clearing services for another company. The term of the agreement is twenty-four months but may be cancelled after twelve months. The Company earns monthly fees of the greater of $25,000 or 6% of the branch office's revenues.

SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER & AKERS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2004

NET CAPITAL:

Total stockholders' equity	$ 405,258
Less non-allowable assets:	
Furniture and office equipment	(89,292)
Other receivables	(16,326)
Due from partnership	(42,954)
Other assets	(18,667)
	(167,239)
Net capital before haircuts	238,019
Less haircuts:	
Securities	(35,998)
Undue concentration	(6,626)
Money market assets	(951)
Total haircuts	(43,575)
Net capital	194,444
Less required capital	(100,000)
Excess net capital	$ 94,444
Aggregate indebtedness	$ 734,626
Ratio of aggregate indebtedness to net capital	3.8 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004.

Net capital as reported in FOCUS Report, Part IIA	$ 285,585
Audit adjustments:	
To record receivable from partnership, net	(21,477)
Increase in accounts payable	(26,479)
Income taxes	327
Change in haircuts	(3,802)
Adjustment to capital lease	(14,710)
Retirement plan contribution	(25,000)
Net capital as reported above	$ 194,444

REGISTER & AKERS INVESTMENTS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

REGISTER & AKERS INVESTMENTS, INC.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF DECEMBER 31, 2004

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2004

The broker dealer is in compliance with the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors
Register & Akers Investments, Inc.

In planning and performing our audit of the financial statements of Register & Akers Investments, Inc. for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register & Akers Investments, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 22, 2005
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC